UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

BR GAAP - RESULTS

1Q15 BR GAAP – EARNINGS RELEASE

April 28th, 2015

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

sTRATEGY	04

EXECUTIVE SUMMARY	05

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	06
BALANCE SHEET	10

OUR SHARES	19

RATINGS	20

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	21

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	24

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The table below shows the managerial results. The reconciliation with the accounting results is shown on pages 24 and 25.

MANAGERIAL¹ ANALYSIS - BR GAAP	1Q15	1Q14	Var.	1Q15	4Q14	Var.
			1Q15x1Q14			1Q15x4Q14

RESULTS (R$ million)
Net interest income	7,140	7,000	2.0%	7,140	6,983	2.2%
Fee and commission income	2,828	2,633	7.4%	2,828	2,977	-5.0%
Allowance for loan losses	(2,112)	(2,346)	-10.0%	(2,112)	(2,128)	-0.8%
General Expenses²	(4,103)	(3,974)	3.2%	(4,103)	(4,440)	-7.6%
Managerial net profit³	1,633	1,428	14.4%	1,633	1,521	7.3%
Accounting net profit	684	518	31.9%	684	578	18.2%

BALANCE SHEET (R$ million)
Total assets	612,291	494,612	23.8%	612,291	589,956	3.8%
Securities	131,493	96,242	36.6%	131,493	132,271	-0.6%
Loan portfolio	258,144	223,952	15.3%	258,144	245,514	5.1%
Individuals	79,819	75,445	5.8%	79,819	78,304	1.9%
Consumer finance	36,178	37,421	-3.3%	36,178	36,756	-1.6%
Small and Medium Enterprises	31,643	31,877	-0.7%	31,643	31,745	-0.3%
Corporate	110,504	79,210	39.5%	110,504	98,709	11.9%
Expanded Credit Portfolio[4]	324,737	275,185	18.0%	324,737	310,593	4.6%
Funding from Clients[5]	260,722	223,467	16.7%	260,722	251,714	3.6%
Equity[6]	51,385	48,709	5.5%	51,385	50,453	1.8%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.8%	11.2%	1.6 p.p.	12.8%	12.1%	0.8 p.p.
Return on average asset excluding goodwill[6] - annualized	1.1%	1.2%	-0.1 p.p.	1.1%	1.1%	0.0 p.p.
Efficiency Ratio[7]	49.8%	49.3%	0.5 p.p.	49.8%	53.6%	-3.7 p.p.
Recurrence Ratio[8]	68.9%	66.3%	2.7 p.p.	68.9%	67.0%	1.9 p.p.
BIS ratio[9]	16.0%	18.3%	-2.3 p.p.	16.0%	17.5%	-1.5 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.0%	3.8%	-0.8 p.p.	3.0%	3.3%	-0.3 p.p.
Delinquency (over 60 days)	3.7%	4.8%	-1.1 p.p.	3.7%	4.1%	-0.3 p.p.
Coverage ratio (over 90 days)	180.8%	176.7%	4.2 p.p.	180.8%	180.0%	0.8 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	167,406	149,420	12.0%	167,406	164,111	2.0%
Branches	2,253	2,255	(2)	2,253	2,252	1
PABs (mini branches)	1,138	1,220	(82)	1,138	1,160	(22)
Own ATMs	14,372	16,479	(2,107)	14,372	14,856	(484)
Shared ATMs	18,256	16,232	2,024	18,256	18,203	53
Total Customers (thousand)	31,388	30,057	1,331	31,388	31,093	296
Employees	49,910	48,651	1,259	49,910	49,309	601

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 1Q15 was R$ 949 million, in 1Q14 was R$909 million, in 4Q14 was R$ 943 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE)
6. Excludes 100% of the goodwill that in 1Q15 was R$ 6,018 million, 1Q14 R$ 8,495 million and 4Q14 was R$ 6,867 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked clients. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

  Increase clients’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.
  Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.
  Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.
  Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

The Strategy prioritizes the selective growth, a close and long-lasting relationship with shareholders and the alignment with Brazil’s economic and social development agenda, which occurs by means of aspects, such as a sustainable model of credit expansion, solid support to the private finance initiative and great contributions to infrastructure projects.

Observing certain events in 2014, it is possible to see how our strategy has been effective and transforming our Bank into the best commercial bank. It is worth mentioning the opening of Latin America’s first Data Center TIER IV. This new data processing center allows us to increase our processing capacity (on average, 210 million transactions/day).

We acquired GetNet, which will allow us a greater flexibility in the payment management, with the possibility of offering a more complete value portfolio to our clients and capturing the operational and business synergies with our credit card business. In addition, through our interest held in Banco Bonsucesso, we seek to expand our payroll-deductible loan portfolio and, with Super Pagamentos acquisition, we have the possibility of offering simplified financial services to commercial segments, such as the prepaid card. We also mention the launching of a new Mobile Banking and the upgrade of our Internet Banking, amongst others.

In the first quarter of 2015, we sought to consolidate the advances achieved in 2014, such as the simplification of processes and the implementation of a new business model called “CERTO”, which allows a greater simplicity and business dedication to our clients through a single management platform with integrated tools, in order to strengthen the customer relationship.

KEY CONSOLIDATED DATA

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$ 1,633 million in the first quarter of 2015, up 14.4% in twelve months and 7.3% and three months.

Total revenues reached R$ 9,968 million in the first three months of 2015, an increase of 3.5% (or R$ 334 million) in twelve months and 0.1% in the quarter. The allowance for loan losses amounted to R$ 2,112 million, down 10.0% (or R$ 234 million) in twelve months and 0.8% in the quarter. Revenues net of allowance for loan losses moved up by 7.8% in twelve months and 0.3% in the quarter.

General expenses totaled R$ 4,103 million in the first quarter of 2015, up 3.2% (or R$ 129 million), in twelve months, lagging inflation evolution in the period. In the quarter there was a 7.6% decline. The efficiency ratio stood at 49.8% the first quarter of 2015, an increase of 0.5 p.p. in twelve months and an improvement of 3.7 p.p. in the quarter.

The total credit portfolio came to R$ 258,144 million in March 2015, up 15.3% in twelve months and 5.1% in the quarter. In February 2015, there was the closing of the partnership with Bonsucesso, strengthening the payroll loans businesses. The consolidation of this new transaction has positively impacted the loan portfolio in R$ 1.7 billion. Therefore, excluding this effect and the expressive exchange rate variation, total credit portfolio would have grown by 9.2% and 1.6% in twelve and in three months, respectively.

The expanded credit portfolio totaled R$ 324,737 million in March 2015, up 18.0% in twelve months and 4.6% in the quarter. Excluding Bonsucesso effect and the exchange rate variation, the expanded credit portfolio would have grown by 13.0% and 1.8% in twelve and in three months, respectively.

Loans to individuals closed March 2015 at R$ 79,819 million up 5.8% (or R$ 4,373 million) in 12 months and 1.9% in the quarter. The annual upturn was fueled by mortgage, agricultural and credit cards loans. In the quarter, the portfolio was fueled by mortgage and payroll loans.

The consumer finance portfolio, totaled R$ 36,178 million in March 2015, down 3.3% (or R$ 1,243 million) in twelve months and 1.6% in the quarter.

The SMEs’ portfolio closed March 2015 at R$ 31,643 million, down 0.7% (or R$ 234 million) in twelve months and 0.3% in the quarter.

The Large Corporates portfolio came to R$ 110,504 million, up 39.5% (or R$ 31,295) in twelve months and 11.9% in the quarter. This portfolio’s evolution was positively affected by the exchange rate variation both in the annual and quarterly comparisons. Excluding said effect, this credit portfolio would have grown by 25.3% in 12 months and 5.3% in the quarter.

Total funding from clients reached R$ 260,722 million in March 2015, up 16.7% in twelve months and 3.6% in the quarter. Total funding plus assets under management came to R$ 469,267 million, 20.1% higher than in March 2014 and 3.9% up in the quarter.

Total equity, excluding R$ 6,018 million related to goodwill, came to R$ 51,385 million in March 2015. Return on average equity (ROAE) adjusted for goodwill reached 12.8% in the first quarter of 2015, up 1.6 p.p. in twelve months and 0.8 p.p. in the quarter. The BIS ratio, considering the prudential conglomerate, stood at 16.0% in March 2015. Tier I capital reached 14.5% and Tier II capital was 1.5%. The coverage ratio (over 90 days) closed March 2015 at 180.8%.

RECENT EVENTS

In the first quarter of 2015, was the closing of the partnership between Santander Brasil and Bonsucesso.

For further information, please refer to the Financial Statements, note 37 – Corporate Restructuring.

1. Accounting net profit + 100% reversal of goodwill amortization expenses.

5

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1Q15	1Q14	Var.	1Q15	4Q14	Var.
			1Q15x1Q14			1Q15x4Q14

NET INTEREST INCOME	7,140	7,000	2.0%	7,140	6,983	2.2%
Allowance for Loan Losses	(2,112)	(2,346)	-10.0%	(2,112)	(2,128)	-0.8%
NET INTEREST INCOME AFTER LOAN LOSSES	5,028	4,654	8.0%	5,028	4,854	3.6%
Fee and commission income	2,828	2,633	7.4%	2,828	2,977	-5.0%
General Expenses	(4,103)	(3,974)	3.2%	(4,103)	(4,440)	-7.6%
Personnel Expenses + Profit Sharing	(1,861)	(1,760)	5.8%	(1,861)	(1,976)	-5.8%
Administrative Expenses[2]	(2,242)	(2,214)	1.2%	(2,242)	(2,464)	-9.0%
Tax Expenses	(929)	(767)	21.2%	(929)	(822)	13.0%
Investments in Affiliates and Subsidiaries	1	(0)	n.a.	1	2	n.a.
Other Operating Income/Expenses	(802)	(806)	-0.4%	(802)	(850)	-5.6%
OPERATING INCOME	2,022	1,741	16.2%	2,022	1,721	17.5%
Non Operating Income	78	9	n.a.	78	28	n.a.
NET PROFIT BEFORE TAX	2,100	1,749	20.0%	2,100	1,749	20.1%
Income Tax and Social Contribution	(408)	(269)	51.7%	(408)	(162)	151.6%
Minority Interest	(60)	(53)	12.1%	(60)	(66)	-9.4%
NET PROFIT	1,633	1,428	14.4%	1,633	1,521	7.3%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$ 7,140 million in the first quarter of 2015, up 2.0% year on year and 2.2% quarter on quarter.

Revenues from loan operations fell by 4.9% (or R$ 266 million) in twelve months, but increased by 0.5% in the quarter. In the same periods, the average volume of the loan portfolio grew by 11.1% and 4.2% respectively. The yearly revenue decline reflects the reduction in the average loan portfolio spread, in turn essentially due to the change in the mix of products/segments.

Revenues from deposits increased by 21.1% in twelve months and 5.1% in the quarter, partly due to the increase in the Selic interest rate in both periods.

The “Others” line, which includes the result of the structural interest rate gap, revenue from clients in treasury activities and others,  moved up by 26.4% (or R$ 342 million) in twelve months and 7.4% in the quarter.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	1Q15	1Q14	Var.	1Q15	4Q14	Var.
(R$ Million)			1Q15x1Q14			1Q15x4Q14

Net Interest Income	7,140	7,000	2.0%	7,140	6,983	2.2%
Loans	5,137	5,403	-4.9%	5,137	5,110	0.5%
Average volume	246,640	222,067	11.1%	246,640	236,604	4.2%
Spread (Annualized)	8.4%	9.9%	-1.42 p.p.	8.4%	8.6%	-0.12 p.p.
Deposits	368	304	21.1%	368	351	5.1%
Average volume	130,795	126,936	3.0%	130,795	134,629	-2.8%
Spread (Annualized)	1.1%	1.0%	0.17 p.p.	1.1%	1.0%	0.11 p.p.
Others¹	1,635	1,293	26.4%	1,635	1,522	7.4%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 2,828 million in the first quarter of 2015, up 7.4% (or R$ 195 million) in twelve months and down 5.0% in the quarter. It is worth noting that the quarterly decline was affected by typical fourth-quarter seasonality, as well as the effect of insurance fees, which is explained in more detail further. Excluding the insurance effect, commissions would have grown by 0.1% in the quarter.

Credit card commissions amounted to R$ 838 million in the first quarter of 2015, up 2.1% (or R$ 17 million) in 12 months and down 9.6% in the quarter. The quarterly evolution was negatively impacted by the seasonality of the end of the year.

Insurance fees totaled R$ 472 million in the first three months of 2015, up 10.1% (or R$ 43 million) in twelve months and down 13.1% in the quarter. The quarterly variation was impacted by the seasonal effect of policy renewals, which were concentrated in the fourth quarter. Excluding this effect, insurance fees would have grown by 21.0% in the quarter. This positive evolution was due to commercial actions.

Asset management fees totaled R$ 260 million in the first quarter of 2015, up 10.3% (or R$ 24 million) in twelve months and down 2.5% in the quarter, chiefly due to the lower number of working days in the quarter.

Additionally, income from lending operations came to R$ 328 million in the first quarter of 2015, up 16.9% (or R$ 47 million) in twelve months and down 6.3% in the quarter.

FEE AND COMMISSION INCOME	1Q15	1Q14	Var.	1Q15	4Q14	Var.
(R$ Million)			1Q15x1Q14			1Q15x4Q14

Cards	838	821	2.1%	838	927	-9.6%
Insurance fees	472	428	10.1%	472	543	-13.1%
Current Account Services	466	459	1.5%	466	462	0.8%
Asset Management	260	236	10.3%	260	266	-2.5%
Lending Operations	328	280	16.9%	328	350	-6.3%
Collection Services	233	215	8.3%	233	248	-6.0%
Securities Brokerage, Custody and Placement Services	140	128	9.1%	140	103	35.4%
Others	92	66	39.5%	92	78	18.2%
Total	2,828	2,633	7.4%	2,828	2,977	-5.0%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$ 3,571 million in the first quarter of 2015, up 0.9% (or R$ 32 million) in 12 months and down 9.3% in the quarter.

Personnel expenses, including profit sharing, came to R$ 1,861 million in the first three months of 2015, an increase of 5.8% (or R$ 102 million) year on year and a 5.8% decrease quarter on quarter. The quarterly decrease reflects higher expenses with compensation, charges and training.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 1,709 million in the first quarter of 2015, a 3.9% (or R$ 69 million) decline in twelve months.  In the quarter, the 12.9% upturn was mainly due to lower expenses from “advertising, promotion and publicity” and “specialized technical outsourced services”.

Depreciation and amortization totaled R$ 533 million in the first three months of 2015, up 22.2% (or R$ 97 million) in twelve months and 6.1% in the quarter. The yearly evolution was due to the impact of technology investments amortization of Getnet and the Campinas Data Center, which began after the first quarter of 2014.

General expenses, including depreciation and amortization, grew by 3.2% (or R$ 129 million) in twelve months, an increase well below the period inflation, and fell by 7.6% in the quarter. The efficiency ratio stood at 49.8% in the first quarter of 2015, a      3.7 p.p. improvement over the previous quarter.

EXPENSES' BREAKDOWN (R$ Million)	1Q15	1Q14	Var.	1Q15	4Q14	Var.
			1Q15x1Q14			1Q15x4Q14

Outsourced and Specialized Services	534	575	-7.2%	534	634	-15.8%
Advertising, promotions and publicity	56	73	-23.7%	56	179	-68.7%
Data processing	332	329	1.0%	332	350	-5.1%
Communications	119	144	-17.1%	119	134	-10.9%
Rentals	183	184	-0.9%	183	181	0.9%
Transport and Travel	45	46	-2.2%	45	54	-17.1%
Security and Surveillance	162	158	2.6%	162	156	3.6%
Maintenance	58	48	20.2%	58	54	6.9%
Financial System Services	53	96	-45.3%	53	52	1.6%
Water, Electricity and Gas	50	45	10.9%	50	43	15.6%
Material	18	19	-4.3%	18	29	-37.1%
Others	101	62	63.8%	101	97	4.2%
Subtotal	1,709	1,779	-3.9%	1,709	1,962	-12.9%
Depreciation and Amortization[1]	533	436	22.2%	533	502	6.1%
ADMINISTRATIVE EXPENSES	2,242	2,214	1.2%	2,242	2,464	-9.0%

Compensation²	1,167	1,130	3.2%	1,167	1,218	-4.2%
Charges	354	324	9.5%	354	376	-5.9%
Benefits	313	288	8.7%	313	323	-3.0%
Training	18	12	53.7%	18	50	-64.4%
Others	9	6	51.4%	9	8	8.3%
PERSONNEL EXPENSES	1,861	1,760	5.8%	1,861	1,976	-5.8%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	3,571	3,538	0.9%	3,571	3,938	-9.3%
					-
TOTAL GENERAL EXPENSES	4,103	3,974	3.2%	4,103	4,440	-7.6%

1. Excludes the expenses of goodwill amortization, which in 1Q15 was 949 million, 4Q14 was R$ 943 million and in 1Q14 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

 The allowance for loan losses totaled R$ 2,112 million in the first quarter of 2015, down 10.0% in twelve months and 0.8% in the quarter.

ALLOWANCE FOR LOAN LOSSES	1Q15	1Q14	Var.	1Q15	4Q14	Var.
(R$ Million)			1Q15x1Q14			1Q15x4Q14

Gross allowance for loan losses	(2,568)	(3,001)	-14.4%	(2,568)	(2,795)	-8.1%
Income from recovery of written off loans	457	655	-30.3%	457	667	-31.5%
Total	(2,112)	(2,346)	-10.0%	(2,112)	(2,128)	-0.8%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$ 802 million in the first quarter of 2015, a decrease of 0.4% (or R$ 4 million) in twelve months and 5.6% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	1Q15	1Q14	Var.	1Q15	4Q14	Var.
			1Q15x1Q14			1Q15x4Q14

Other operating income (expenses)	(802)	(806)	-0.4%	(802)	(850)	-5.6%
Expenses from cards	(339)	(370)	-8.3%	(339)	(346)	-2.0%
Net Income Capitalization	60	62	-3.3%	60	67	-10.8%
Provisions for contingencies¹	(339)	(475)	-28.7%	(339)	(544)	-37.7%
Others	(184)	(22)	n.a.	(184)	(27)	n.a.

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 408 million in the first quarter of 2015, with an effective tax rate of 19.4%, up 4.1 p.p. in 12 months and 10.2 p.p. in the quarter. The increase observed in the quarter was chiefly due to the recording of interest on equity in the fourth quarter, which did not occur this quarter.

9

SANTANDER BRASIL RESULTS

balance sheet

At the close of March 2015, total assets reached R$ 612,291 million, up 23.8% in twelve months and 3.8% in the quarter. In the same period, total equity came to R$ 57,403 million, or R$ 51,385 million excluding goodwill.

ASSETS (R$ Million)	Mar/15	Mar/14	Var.	Dec/14	Var.
			Mar/15xMar/14		Mar/15xDec/14

Current Assets and Long Term Assets	596,216	475,805	25.3%	572,730	4.1%
Cash and Cash Equivalents	4,964	5,204	-4.6%	5,075	-2.2%
Interbank Investments	48,736	31,255	55.9%	39,809	22.4%
Money Market Investments	36,619	18,915	93.6%	24,704	48.2%
Interbank Deposits	2,952	2,537	16.3%	4,036	-26.9%
Foreign Currency Investments	9,166	9,803	-6.5%	11,068	n.a.
Securities and Derivative Financial Instrument	131,493	96,242	36.6%	132,271	-0.6%
Own Portfolio	31,313	29,283	6.9%	53,217	-41.2%
Subject to Repurchase Commitments	57,922	43,987	31.7%	49,171	17.8%
Posted to Central Bank of Brazil	9,965	6,558	51.9%	9,286	7.3%
Pledged in Guarantees	17,992	10,435	72.4%	12,231	47.1%
Others	14,301	5,978	139.2%	8,366	70.9%
Interbank Accounts	34,291	42,712	-19.7%	30,308	13.1%
Interbranch Accounts	0	0	n.a.	0	n.a.
Lending Operations	244,162	208,981	16.8%	231,021	5.7%
Lending Operations	258,236	224,012	15.3%	245,596	5.1%
Lending Operations Related to Assignment	4	20	-79.6%	6	-38.0%
(Allowance for Loan Losses)	(14,078)	(15,050)	-6.5%	(14,582)	-3.5%
Others Receivables	130,277	89,440	45.7%	131,892	-1.2%
Others Assets	2,292	1,970	16.4%	2,355	-2.7%
Permanent Assets	16,075	18,807	-14.5%	17,226	-6.7%
Investments	38	51	-24.7%	38	1.4%
Fixed Assets	6,783	6,704	1.2%	6,923	-2.0%
Intangibles	9,253	12,052	-23.2%	10,265	-9.9%
Goodwill	27,531	26,275	4.8%	27,428	0.4%
Intangible Assets	7,693	6,885	11.7%	7,594	1.3%
(Accumulated Amortization)	(25,971)	(21,108)	23.0%	(24,757)	4.9%
Total Assets	612,291	494,612	23.8%	589,956	3.8%

Goodwill (net of the amortization)	6,018	8,495	-29.2%	6,867	-12.4%
Total Assets (excluding goodwill)	606,273	486,117	24.7%	583,089	4.0%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Mar/15	Mar/14	Var.	Dec/14	Var.
			Mar/15xMar/14		Mar/15xDec/14

Current Liabilities and Long Term Liabilities	553,030	436,052	26.8%	531,085	4.1%
Deposits	140,580	133,227	5.5%	143,632	-2.1%
Demand Deposits	15,255	14,356	6.3%	16,049	-4.9%
Savings Deposits	37,569	35,023	7.3%	37,939	-1.0%
Interbank Deposits	3,748	3,956	-5.3%	3,776	-0.7%
Time Deposits	84,008	79,891	5.2%	85,867	-2.2%
Money Market Funding	117,102	86,279	35.7%	110,353	6.1%
Own Portfolio	89,866	75,368	19.2%	87,305	2.9%
Third Parties	10,400	738	n.a.	11,851	-12.2%
Free Portfolio	16,836	10,172	65.5%	11,197	50.4%
Funds from Acceptance and Issuance of Securities	83,722	66,125	26.6%	74,952	11.7%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	69,457	51,134	35.8%	61,893	12.2%
Securities Issued Abroad	12,911	13,321	-3.1%	11,796	9.5%
Others	1,354	1,670	-18.9%	1,263	7.2%
Interbank Accounts	1,284	2,276	-43.6%	14	n.a.
Interbranch Accounts	2,025	1,454	39.2%	2,678	-24.4%
Borrowings	29,274	17,627	66.1%	24,444	19.8%
Domestic Onlendings -Official Institutions	15,987	12,459	28.3%	15,614	2.4%
Foreign Onlendings	0	9	n.a.	-	n.a.
Derivative Financial Instruments	15,247	4,543	235.6%	8,813	73.0%
Other Payables	147,808	112,054	31.9%	150,587	-1.8%
Deferred Income	408	315	29.5%	409	-0.2%
Minority Interest	1,449	1,040	39.3%	1,141	27.0%
Equity	57,403	57,204	0.3%	57,321	0.1%
Total Liabilities	612,291	494,612	23.8%	589,956	3.8%

Equity (excluding goodwill)	51,385	48,709	5.5%	50,453	1.8%

SECURITIES

Securities totaled R$ 131,493 million in March 2015, up 36.6% in twelve months and down 0.6% in the quarter. The variation in the Financial instruments line is mainly explained by the exchange rate variation, which also impacts the liability lines in the same magnitude.

SECURITIES (R$ Million)	Mar/15	Mar/14	Var.	Dec/14	Var.
			Mar/15xMar/14		Mar/15xDec/14

Public securities	97,645	71,089	37.4%	105,432	-7.4%
Private securities, funds quotas / others	19,551	19,178	1.9%	18,476	5.8%
Financial instruments	14,298	5,976	139.3%	8,363	71.0%
Total	131,493	96,242	36.6%	132,271	-0.6%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The total credit portfolio totaled R$ 258,144 million at the close of March of 2015, up 15.3% in twelve months and 5.1% in the quarter. In both comparisons (twelve months and quarterly), the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the meaningful variation of the Real against the Dollar.  Also, in February 2015 we completed the partnership with Bonsucesso, strengthening the business in the payroll businesses. The consolidation of this new operation had a R$ 1.7 billion positive impact on the loan portfolio. Thus, excluding this effect and the exchange rate variation impact, the expanded credit portfolio would have grown 9.2% and 1.6% in twelve months and in the quarter, respectively.

Also, the foreign currency credit portfolio, including dollar-indexed loans, totaled R$ 40.5 billion in March of 2015, up 59.3% on the R$ 25.4 billion recorded in March 2014 and 23.4% higher than December 2014.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended March 2015 at R$ 324,737 million, up 18.0% in 12 months and 4.6% in the quarter. Thus, excluding Bonsucesso effect and the exchange rate variation impact, the expanded credit portolio would have grown 13.0% and 1.8% in twelve months and in the quarter, respectively.

MANAGERIAL BREAKDOWN OF CREDIT	Mar/15	Mar/14	Var.	Dec/14	Var.
BY SEGMENT (R$ Million)			Mar/15xMar/14		Mar/15xDec/14

Individuals	79,819	75,445	5.8%	78,304	1.9%
Consumer Finance	36,178	37,421	-3.3%	36,756	-1.6%
SMEs	31,643	31,877	-0.7%	31,745	-0.3%
Corporate	110,504	79,210	39.5%	98,709	11.9%
Total portfolio	258,144	223,952	15.3%	245,514	5.1%
Other credit related transactions¹	66,593	51,233	30.0%	65,079	2.3%
Total expanded credit portfolio	324,737	275,185	18.0%	310,593	4.6%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed March 2015 at R$ 79,819 million, up 5.8% (or R$ 4,373 million) in twelve months and 1.9% in the quarter. Excluding the impact of Bonsucesso, which was already mentioned, the individuals loan portfolio would have grown 3.5% in twelve months and would have decreased 0.3% in the quarter. The yearly increase is driven by mortgage, agricultural and credit card loans.

The balance of mortgages ended March 2015 at R$ 22,756 million, up 36.3% (or R$ 6,063 million) in twelve months and 6.7% in the quarter. Agricultural loans grew by 28.0% in twelve months and 7.6% in the quarter. The credit card portfolio totaled R$ 17,170 million, up 2.7% (or R$ 456 million) in twelve months and down 6.4% in the quarter.

Payroll loans totaled R$ 12,757 million, up 0.8% (or R$ 99 million) in twelve months and 12.5% in the quarter. Excluding the effect of Bonsucesso, this loan portfolio would have decreased 13.0% in twelve months and 2.9% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed March 2015 at R$ 36,178 million, down 3.3% (or R$ 1,243 million) in twelve months and 1.6% in the quarter. Of this total, R$ 29,964 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$ 33,097 million in March 2015, down 2.2% in 12 months and 1.4% in the quarter.

CORPORATE AND SMEs

Corporate and SME loans closed March 2015 at R$ 142,147 million, up 28.0% (or R$ 31,061 million) in twelve months and 9.0% in the quarter.

The Corporate loan portfolio came to R$ 110,504 million, up 39.5% (or R$ 31,295 million) in twelve months and 11.0% in the quarter, positively impacted by the exchange rate variation in both comparisons. Excluding this impact, growth would have come to 25.3% in twelve months and 5.3% in the quarter.

Loans to SMEs totaled R$ 31,643 million in March 2015, down 0.7% (or R$ 234 million) in twelve months and 0.4% in the quarter

13

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Mar/15	Mar/14	Var.	Dec/14	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Mar/15xMar/14		Mar/15xDec/14

Individuals
Leasing / Auto Loans¹	3,132	3,229	-3.0%	3,229	-3.0%
Credit Card	17,170	16,714	2.7%	18,341	-6.4%
Payroll Loans²	12,757	12,658	0.8%	11,342	12.5%
Mortgages	22,756	16,694	36.3%	21,318	6.7%
Agricultural Loans	3,639	2,844	28.0%	3,383	7.6%
Personal Loans / Others	20,364	23,307	-12.6%	20,691	-1.6%
Total Individuals	79,819	75,445	5.8%	78,304	1.9%

Consumer Finance	36,178	37,421	-3.3%	36,756	-1.6%

Corporate and SMEs
Leasing / Auto Loans	3,137	3,185	-1.5%	3,137	0.0%
Real Estate	10,332	9,850	4.9%	10,283	0.5%
Trade Finance	23,401	17,017	37.5%	20,455	14.4%
On-lending	12,901	10,386	24.2%	12,113	6.5%
Agricultural Loans	2,714	2,416	12.3%	2,780	-2.4%
Working capital / Others	89,663	68,231	31.4%	81,685	9.8%
Total Corporate and SMEs	142,147	111,086	28.0%	130,454	9.0%

Total Credit	258,144	223,952	15.3%	245,514	5.1%
Other Credit Risk Transactions with clients³	66,593	51,233	30.0%	65,079	2.3%

Total Expanded Credit Portfolio	324,737	275,185	18.0%	310,593	4.6%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 33,097 MM in Mar/15, R$ 33,552 MM in Dec/14 and R$ 33,854 MM in Mar/14.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 14,078 million in March 2015, down 6.5% in 12 months and 3.5% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. At the close of March 2015, it stood at 180.8%, up 4.2 p.p. in twelve months and 0.8 p.p. in the quarter.

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 12,745 million in March 2015, down 12.9% in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, this portfolio fell by 8.4%.

In March 2015, 50.0% of the portfolio was provisioned, versus 50.7% in December 2014 and 51.3% in March 2014. These levels are considered adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	Mar/15	Mar/14	Var.	Dec/14	Var.
(R$ Million)			Mar/15xMar/14		Mar/15xDec/14

Renegotiated Portfolio	12,745	14,636	-12.9%	13,918	-8.4%
Allowance for loan losses over renegotiated portfolio	(6,377)	(7,508)	-15.1%	(7,051)	-9.6%
Coverage %	50.0%	51.3%	-1.3 pp	50.7%	-0.6 pp

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.0% of the total credit portfolio, down 0.8 p.p. in 12 months and 0.3 p.p. in the quarter. The delinquency ratio of the individual segment stood at 4.3%, down 0.8 p.p. in 12 months and 0.5 p.p. in the quarter. Delinquency in the corporate segment came to 2.0%, down 0.6 p.p. year on year and 0.1 p.p. quarter on quarter.

DELINQUENCY RATIO (15-90 DAYS)

The 15-90 day delinquency ratio came to 4.3% in March 2015, 1 p.p. down in twelve months and 0.2 p.p. up in the quarter. The individual delinquency ratio came to 6.8%, up 0.4 p.p. in twelve months and down 0.6 p.p. in the quarter. The corporate ratio fell by 0.7 p.p. in twelve months and moved up 0.3 p.p. in the quarter, reaching 2.5%.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed March 2015 at R$ 260,722 million, up 16.7% (or R$ 37,255 million) in twelve months and 3.6% in the quarter. In both periods of comparison, the highlights were debentures, real estate credit notes

(LCI), agribusiness credit notes (LCA) and treasury notes.

FUNDING (R$ Million)	Mar/15	Mar/14	Var.	Dec/14	Var.
			Mar/15xMar/14		Mar/15xDec/14

Demand deposits	15,255	14,356	6.3%	16,049	-4.9%
Saving deposits	37,569	35,023	7.3%	37,939	-1.0%
Time deposits	84,008	79,891	5.2%	85,867	-2.2%
Debenture/LCI/LCA¹	79,731	63,698	25.2%	74,276	7.3%
Treasury Notes (Letras Financeiras)²	44,159	30,499	44.8%	37,583	17.5%
Funding from clients	260,722	223,467	16.7%	251,714	3.6%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 99.0% in March 2015, down 1.2 p.p. in 12 months and up 1.5 p.p. in the quarter.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 85.5% in March 2015, down 7.4 p.p. in 12 months.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Mar/15	Mar/14	Var.	Dec/14	Var.
			Mar/15xMar/14		Mar/15xDec/14

Funding from clients (A)	260,722	223,467	16.7%	251,714	3.6%
(-) Reserve Requirements	(32,667)	(40,048)	-18.4%	(30,101)	8.5%
Funding Net of Reserve Requirements	228,055	183,418	24.3%	221,613	2.9%
Borrowing and Onlendings	16,090	12,531	28.4%	15,737	2.2%
Subordinated Debts	15,634	14,339	9.0%	14,071	11.1%
Offshore Funding	42,083	30,886	36.3%	36,116	16.5%
Total Funding (B)	301,861	241,174	25.2%	287,537	5.0%
Assets under management¹	167,406	149,420	12.0%	164,111	2.0%
Total Funding and Asset under management	469,267	390,594	20.1%	451,648	3.9%
Total Credit (C)	258,144	223,952	15.3%	245,514	5.1%
C / B (%)	85.5%	92.9%		85.4%

C / A (%)	99.0%	100.2%		97.5%

1 - According to Anbima criterion.

17

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 16.0% in March 2015, a reduction of 2.3 p.p. in twelve months and of 1.5 p.p. in the quarter.

It is worth mentioning that, as of January 2015, the ratio has been calculated based on the prudential conglomerate, pursuant to Resolution 4,280/13. Therefore, the March figures are not fully comparable with the previous periods. Excluding this effect, the two main factors that explain the annual evolution are the loan portfolio growth and the impact of the phase-in of Basel III.

The quarterly evolution was explained by the increase in Deferred Tax Assets (DTAs) arising from the exchange rate variation, in addition to the two factors mentioned above.

OWN RESOURCES AND BIS (R$ Million)	Mar/15	Mar/14	Var.	Dec/14	Var.
	(Prudential)¹		Mar/15xMar/14		Mar/15xDec/14

Tier I Regulatory Capital	54,808	57,848	-5.3%	58,592	-6.5%
CET1	50,745	54,982	-7.7%	55,229	-8.1%
Additional Tier I	4,062	2,866	41.8%	3,364	20.8%
Tier II Regulatory Capital	5,659	5,630	0.5%	4,971	13.8%
Adjusted Regulatory Capital (Tier I and II)	60,467	63,479	-4.7%	63,563	-4.9%
Risk Weighted Assets (RWA)	379,000	347,173	9.2%	363,728	4.2%
Required Regulatory Capital	41,690	38,189	9.2%	40,010	4.2%
Adjusted Credit Risk Capital requirement	36,425	33,496	8.7%	35,528	2.5%
Market Risk Capital requirement	3,216	2,986	7.7%	2,808	14.5%
Operational Risk Capital requirement	2,049	1,707	20.0%	1,674	22.4%
Basel Ratio	16.0%	18.3%	-2.3 p.p.	17.5%	-1.5 p.p.
Tier I	14.5%	16.7%	-2.2 p.p.	16.1%	-1.6 p.p.
- CET1	13.4%	15.8%	-2.4 p.p.	15.2%	-1.8 p.p.
Tier II	1.5%	1.6%	-0.1 p.p.	1.4%	0.1 p.p.

1. From 2015 on considers the prudential conglomerate.

OUR SHARES

CORPORATE GOVERNANCE

With a free-float of 10.9%, result of the voluntary tender offer concluded on October 30, 2014, Santander Brasil is listed on the traditional trading segment of Bolsa de Valores, Mercadorias e Futuros S.A. (BM&F Bovespa). Despite the lower level of requirements of this segment, the Bank maintains the best practices of corporate governance.

SIMPLIFIED OWNERSHIP STRUCTURE

    Santander’s ownership structure on March 31st, 2015 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,442,307	89.0%	3,275,644	87.8%	6,717,951	88.4%
Treasury Shares	27,273	0.7%	27,273	0.7%	54,545	0.7%
Free Float	400,270	10.3%	428,074	11.5%	828,344	10.9%
Total	3,869,850	100.0%	3,730,991	100.0%	7,600,840	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

In the first quarter of 2015 Santander Brasil declared R$ 150 million in dividends, with payment scheduled for August 28, 2015. Santander Brasil has a dividends’ policy of quarterly declaration and semi-annual payments.

PERFORMANCE

SANB11	1Q15	1Q14	Var. 1Q15x1Q14	1Q15	4Q14	Var. 1Q15x4Q14

Earnings (annualized) per unit ¹ (R$)	1.73	1.51	14.4%	1.73	1.61	7.3%
Dividend + Interest on capital per unit (R$)	0.04	0.06	-31.8%	0.04	0.18	n.a.
Closing price (R$)²	14.1	12.6	11.9%	14.1	13.5	4.5%
Book Value per unit (R$)[3]	13.6	12.9	5.5%	13.6	13.4	1.8%
Market Capitalization (R$ bi)[4]	53.1	47.4	11.9%	53.1	50.8	4.5%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

19

RATINGS

RATINGS AGENCIES

 Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB+ (stable)	F2	BBB+ (negative)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB- (stable)	A-3	BBB- (stable)	A-3	brAAA (stable)	brA-1+

Moody's (outlook)	Baa2 (negative)	Prime-2	Baa2 (negative)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports by Rating Agencies.

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Mar/15	Dec/14	Sep/14	Jun/14	Mar/14

Current Assets and Long Term Assets	596,216	572,730	497,162	476,749	475,805
Cash and Cash Equivalents	4,964	5,075	5,050	5,005	5,204
Interbank Investments	48,736	39,809	56,077	32,502	31,255
Money Market Investments	36,619	24,704	50,028	21,115	18,915
Interbank Deposits	2,952	4,036	2,804	2,739	2,537
Foreign Currency Investments	9,166	11,068	3,244	8,648	9,803
Securities and Derivative Financial Instrument	131,493	132,271	102,175	103,862	96,242
Own Portfolio	31,313	53,217	41,198	37,552	29,283
Subject to Repurchase Commitments	57,922	49,171	34,438	42,383	43,987
Posted to Central Bank of Brazil	9,965	9,286	9,318	8,159	6,558
Pledged in Guarantees	17,992	12,231	10,654	9,864	10,435
Others	14,301	8,366	6,567	5,905	5,978
Interbank Accounts	34,291	30,308	33,554	45,328	42,712
Restricted Deposits:	32,837	30,270	31,705	42,641	40,218
Others	1,455	38	1,849	2,686	2,494
Interbranch Accounts	0	0	2	0	0
Lending Operations	244,162	231,021	219,890	211,722	208,981
Lending Operations	258,236	245,596	234,583	226,363	224,012
Lending Operations Related to Assignment	4	6	10	15	20
(Allowance for Loan Losses)	(14,078)	(14,582)	(14,704)	(14,656)	(15,050)
Other Receivables	130,277	131,892	78,263	76,448	89,440
Foreign Exchange Portfolio	75,696	81,041	33,007	35,592	49,018
Tax Credits	26,689	21,972	21,060	19,686	19,377
Others	27,891	28,879	24,196	21,170	21,045
Others Assets	2,292	2,355	2,152	1,883	1,970
Permanent Assets	16,075	17,226	17,776	17,451	18,807
Investments	38	38	44	50	51
Fixed Assets	6,783	6,923	6,499	6,363	6,704
Intangibles	9,253	10,265	11,233	11,038	12,052
Goodwill	27,531	27,428	27,433	26,276	26,275
Intangible Assets	7,693	7,594	7,363	7,042	6,885
(Accumulated Amortization)	(25,971)	(24,757)	(23,564)	(22,281)	(21,108)
Total Assets	612,291	589,956	514,938	494,200	494,612

21

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ Million)	Mar/15	Dec/14	Sep/14	Jun/14	Mar/14

Current Liabilities and Long Term Liabilities	553,030	531,085	455,129	434,865	436,052
Deposits	140,580	143,632	135,286	134,118	133,227
Demand Deposits	15,255	16,049	14,084	14,635	14,356
Savings Deposits	37,569	37,939	36,627	35,779	35,023
Interbank Deposits	3,748	3,776	3,764	4,172	3,956
Time Deposits	84,008	85,867	80,810	79,532	79,891
Money Market Funding	117,102	110,353	101,545	89,945	86,279
Own Portfolio	89,866	87,305	76,915	76,648	75,368
Third Parties	10,400	11,851	12,138	2,300	738
Free Portfolio	16,836	11,197	12,493	10,997	10,172
Funds from Acceptance and Issuance of Securities	83,722	74,952	75,214	69,739	66,125
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	69,457	61,893	60,401	55,560	51,134
Securities Issued Abroad	12,911	11,796	13,502	12,609	13,321
Others	1,354	1,263	1,310	1,570	1,670
Interbank Accounts	1,284	14	1,523	2,492	2,276
Interbranch Accounts	2,025	2,678	1,458	1,509	1,454
Borrowings	29,274	24,444	21,853	18,131	17,627
Domestic Onlendings -Official Institutions	15,987	15,614	14,031	12,943	12,459
National Economic and Social Development Bank (BNDES)	6,887	7,484	6,748	5,992	6,105
National Equipment Financing Authority (FINAME)	8,774	7,788	6,976	6,759	6,149
Other Institutions	326	342	307	191	205
Foreign Onlendings	0	0	0	9	9
Derivative Financial Instruments	15,247	8,813	5,525	4,472	4,543
Other Payables	147,808	150,587	98,694	101,506	112,054
Foreign Exchange Portfolio	76,831	80,297	33,264	35,090	48,548
Tax and Social Security	17,706	17,431	17,051	17,214	15,740
Subordinated Debts	7,520	7,294	7,279	8,849	8,616
Debt Instruments Eligible to Compose Capital	8,114	6,777	6,198	5,618	5,724
Others	37,639	38,788	34,903	34,736	33,426
Deferred Income	408	409	341	335	315
Minority Interest	1,449	1,141	1,155	997	1,040
Equity	57,403	57,321	58,313	58,003	57,204
Total Liabilities	612,291	589,956	514,938	494,200	494,612

22

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1Q15	4Q14	3Q14	2Q14	1Q14

NET INTEREST INCOME	7,140	6,983	6,980	6,686	7,000
Allowance for Loan Losses	(2,112)	(2,128)	(2,466)	(2,451)	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	5,028	4,854	4,514	4,235	4,654
Fee and commission income	2,828	2,977	2,765	2,683	2,633
General Expenses	(4,103)	(4,440)	(4,303)	(4,032)	(3,974)
Personnel Expenses + Profit Sharing	(1,861)	(1,976)	(1,863)	(1,788)	(1,760)
Administrative Expenses²	(2,242)	(2,464)	(2,439)	(2,244)	(2,214)
Tax Expenses	(929)	(822)	(768)	(782)	(767)
Investments in Affiliates and Subsidiaries	1	2	0	0	(0)
Other Operating Income/Expenses	(802)	(850)	(481)	(444)	(806)
OPERATING PROFIT	2,022	1,721	1,728	1,661	1,741
Non Operating Income	78	28	67	37	9
NET PROFIT BEFORE TAX	2,100	1,749	1,795	1,697	1,749
Income Tax and Social Contribution	(408)	(162)	(282)	(230)	(269)
Minority Interest	(60)	(66)	(50)	(30)	(53)
NET PROFIT	1,633	1,521	1,464	1,437	1,428

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	1Q15	4Q14	3Q14	2Q14	1Q14

Net Interest Income	(4,721)	(1,166)	(1,368)	380	486
Tax Expenses	513	107	131	(57)	(68)
Income Tax	4,208	1,059	1,237	(323)	(419)

23

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments, except from amortization of goodwill, have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1Q15	Reclassifications					1Q15
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	3,490	(4,721)	457	-	-	614	7,140
Allowance for Loan Losses	(2,860)	-	(457)	-	-	(292)	(2,112)
NET INTEREST INCOME AFTER LOAN LOSSES	630	(4,721)	-	-	-	322	5,028
Fee and commission income	2,828	-	-	-	-	-	2,828
General Expenses	(4,789)	-	-	(949)	264	-	(4,103)
Personnel Expenses + Profit Sharing	(1,597)	-	-	-	264	-	(1,861)
Administrative Expenses	(3,191)	-	-	(949)	-	-	(2,242)
Tax Expenses	(416)	513	-	-	-	-	(929)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	1
Other Operating Income/Expenses	(1,125)	-	-	-	-	(322)	(802)
OPERATING INCOME	(2,871)	(4,208)	-	(949)	264	-	2,022
Non Operating Income	78	-	-	-	-	-	78
NET PROFIT BEFORE TAX	(2,793)	(4,208)	-	(949)	264	-	2,100
Income Tax	3,800	4,208	-	-	-	-	(408)
Profit Sharing	(264)	-	-	-	(264)	-	-
Minority Interest	(60)	-	-	-	-	-	(60)
NET PROFIT	684	-	-	(949)	-	-	1,633

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1Q14	Reclassifications					1Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	8,141	486	655	-	-	-	7,000
Allowance for Loan Losses	(3,001)	-	(655)	-	-	-	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	5,140	486	-	-	-	-	4,654
Fee and commission income	2,633	-	-	-	-	-	2,633
General Expenses	(4,606)	-	-	(909)	278	-	(3,974)
Personnel Expenses + Profit Sharing	(1,482)	-	-	-	278	-	(1,760)
Administrative Expenses	(3,124)	-	-	(909)	-	-	(2,214)
Tax Expenses	(834)	(68)	-	-	-	-	(767)
Investments in Affiliates and Subsidiaries	(0)	-	-	-	-	-	(0)
Other Operating Income/Expenses	(806)	-	-	-	-	-	(806)
OPERATING INCOME	1,528	419	-	(909)	278	-	1,741
Non Operating Income	9	-	-	-	-	-	9
NET PROFIT BEFORE TAX	1,537	419	-	(909)	278	-	1,749
Income Tax	(687)	(419)	-	-	-	-	(269)
Profit Sharing	(278)	-	-	-	- 278	-	0
Minority Interest	(53)	-	-	-	-	-	(53)
NET PROFIT	518	-	-	(909)	-	-	1,428

24

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	4Q14	Reclassifications					4Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Others[4]	Managerial

NET INTEREST INCOME	6,483	(1,166)	667	-	-	-	6,983
Allowance for Loan Losses	(2,795)	-	- 667	-	-	-	(2,128)
NET INTEREST INCOME AFTER LOAN LOSSES	3,688	(1,166)	-	-	-	-	4,854
Fee and commission income	2,977	-	-	-	-	-	2,977
General Expenses	(5,201)	-	-	(943)	182	-	(4,440)
Personnel Expenses + Profit Sharing	(1,794)	-	-	-	182	-	(1,976)
Administrative Expenses	(3,407)	-	-	(943)	-	-	(2,464)
Tax Expenses	(715)	107	-	-	-	-	(822)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	2
Other Operating Income/Expenses	(850)	-	-	-	-	-	(850)
OPERATING INCOME	(99)	(1,059)	-	(943)	182	-	1,721
Non Operating Income	28	-	-	-	-	-	28
NET PROFIT BEFORE TAX	(71)	(1,059)	-	(943)	182	-	1,749
Income Tax	897	1,059	-	-	-	-	(162)
Profit Sharing	(182)	-	-	-	(182)	-	-
Minority Interest	(66)	-	-	-	-	-	(66)
NET PROFIT	578	-	-	(943)	-	-	1,521

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.
4. Others: Refers to the exchange rate variation adjustment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer